February 14, 2025

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovid Corp.
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-261784)

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Innovid Corp. (the “Company”), hereby respectfully requests the withdrawal, effective as of the date hereof or as soon thereafter as practicable, of the above-referenced Registration Statement initially filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2023, and effective as of May 26, 2023.

On February 13, 2025, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 21, 2024, by and among the Company, Mediaocean LLC, a Delaware limited liability company (“Parent”) and Ignite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

No securities have been offered or sold or will be offered or sold pursuant to the Registration Statement. Accordingly, the Company respectfully requests that the SEC issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company further requests that pursuant to Rule 457(p) under the Securities Act, fees paid in connection with the Registration Statement be credited for potential future use by Parent or an affiliate thereof.

Please provide Elodie Gal of White & Case LLP a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available by email at egal@whitecase.com. Should you have any questions regarding this request for withdrawal, please contact Ms. Gal by telephone at (212) 819-8242 or email at egal@whitecase.com.

Very truly yours,

Innovid Corp.

By:	/s/ Stephen Cook
Name:	Stephen Cook
Title	General Counsel

cc: Elodie Gal, White & Case LLP